UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2023

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

200 Granville St. #2820 c/o Fehr & Associates

Vancouver, British Columbia, Canada V6C 1S4
(Full Mailing Address of Principal Executive Offices)

(888) 627-4564

Issuer's Telephone Number, Including Area Code

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-annual Report or in the information incorporated by reference into this Semi-annual Report.

The forward-looking statements included in this Semi-annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-annual Report. All forward-looking statements are made as of the date of this Semi-annual Report on Form 1-SA, and the risk that actual results will differ materially from the expectations expressed in this Semi-annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semi-annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-annual Report will be achieved.

Reporting Currency

Our reporting currency is the United States dollar ("USD"), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

Naqi Logix Inc. ("Naqi" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. The Company corporate office is located at 200 Granville St. #2820 c/o Fehr & Associates, Vancouver, BC V6C 1S4, Canada.

The Company engages in the business of  (i) developing the Naqi Earbuds, smart earbuds that will enable users to control their Internet of Things ("IoT") environment without looking at, speaking to or touching the devices being controlled, and the Naqi Framework, which enables original equipment manufacturers ("OEMs") of wearable devices to create user interfaces that are capable of discreet and inconspicuous user input and navigation; (ii) commercializing the Naqi Earbuds and Naqi Framework; (iii) developing and licensing Naqi Earbud and Naqi Framework integrations into common information systems, such as residential and commercial IoT systems and potentially leading gaming systems; and (iv) developing and licensing Naqi Operator Vigilance and Naqi Wheelchair Control applications.

During the six months ended December 31, 2023 the Company prequalified for a CAD$1.1 million grant by Innovative Solutions Canada (ISC). Through this ISC contract, the Company will receive up to CAD $1.1 million to test and validate its neural earbuds and support early development for commercialization. ISC has matched the Company with Shared Services Canada (SSC) to evaluate the technology's compatibility with federal government IT services, including accessibility features for employees. As at December 31, 2023 the Company has received Can$384,987 (US$285,175).

Results from Operations for the six months ended December 31, 2023 and 2022

	Six months ended December 31,
	2023	2022

Consulting fees and salaries	558,979	417,643
Research and development ("R&D") expenses	443,551	330,318
Share-based compensation	112,582	127,401
Professional fees	200,813	20,611
Other loss	172,590	144,715
Net loss	1,488,515	1,040,688

Since inception, we have not generated any revenues from planned operations.

For the six month period ended December 31, 2023, we reported a net loss of $1,488,515 ($0.03 loss per share) compared to a net loss of $1,040,688 ($0.04 loss per share) for the six month period ended December 31, 2022.

Consulting fees and salaries

Consulting fees and salaries for the six month period ended December 31, 2023 and 2022 were $558,979 and $417,643 respectively.  The increase was due to additional external business development consultants that were engaged.

R&D expenses

R&D expenses of $443,551 were incurred during the six month period ended December 31, 2023, compared with $330,318 incurred during the six month period ended December 31, 2022. The increase in R&D expenses in the current period is due to the company increasing its R&D efforts in order to advance its project and commence different applications. The 2023 amount is net of a total of $285,175 received under the ISC program.

Share-based compensation

Share-based compensation for the six month periods ended December 31, 2023 and 2022 was $112,582 compared to $127,401, respectively.  The decrease in share based compensation is due to the immediate vesting clause for Board of Directors options, which were granted in December 2021.

Professional fees

Professional fees of $200,813 were incurred during the six month period ended December 31, 2023, compared with $20,611 incurred during the six month period ended December 31, 2022. The increase in professional fees in the current period is primarily attributable to audit fees as the company went through its first audit as well as due to legal fees as the company continues to obtain patents for its product.

Other expenses

Other expenses incurred during the six month period ended December 31, 2023 and 2022 were $172,590 and $144,715, respectively.  The increase is primarily related to marketing expenditures, including travel and conferences related to market its technology.

Liquidity and Capital Resources

As at December 31, 2023, the Company had $892,124 in cash, as well as $25,257 in restricted cash. Currently, the Company's working capital requirements are approximately $230,000 per month. To date, in order to fund its ongoing operations, the Company has completed the following issuances of Common Shares:

  On June 30, 2023 and December 30, 2023, the Company issued 2,077,069 Common Shares pursuant to a private placement at an offering price of $2.00 per share. The aggregate gross proceeds were approximately $4,154,155.

The Company's total capital as at December 31, 2023, which reflects the above transactions, is set forth in the table below.

As at December 31, 2023
($)
Cash	892,124
Net cash	892,124
Total accumulated deficit	(8,690,211)
Total accumulated deficit	(8,690,211)

On October 29, 2021, the Company commenced a non-brokered private placement of up to $1,500,000 principal amount of convertible notes (the "Notes").  The Company has issued $1,060,050 of convertible notes as of December 31, 2022. Simple interest will accrue on the principal amount of the Notes at 8% per annum. The Notes, plus any accrued interest payable, shall automatically be converted into units ("Units") of the Company.

Each Unit consists of one Common Share and one warrant, exercisable into an additional Common Share (the "Warrants"). Conversion of the Units will occur at such time as the Company completes a subsequent equity offering involving an issuance of Common Shares ("Subsequent Financing"). This Offering would constitute a Subsequent Financing. The conversion price for the Common Share component of the Note will be at a 20% discount to the Subsequent Financing price, which under this Offering is $2.00, thereby resulting in a conversion price of $1.60 per Common Share.

Each Warrant will entitle the holder to purchase an additional Common Share at a price that is at a 20% premium ("Warrant Exercise Price") to the Subsequent Financing price for a period of 24 months from the date of issuance of the Warrants, which shall be the closing date of the Subsequent Financing. Based on the terms of this Offering, the Warrants would be priced at $2.40 per Warrant. In the event the Company completes a going public transaction and the Common Shares trade at a 75% premium to the Warrant Exercise price (reflecting a share price of $4.20) for a period of 30 trading days, then the Warrants will automatically be exercised into Common Shares.

On June 30, 2023 the Company converted the notes in to units issuing a total of 728,579 units as it completed an offering of over $1,000,000.

On June 30, 2023 the Company completed the first closing of the Regulation A+ financing, and issued 1,451,452 shares at a price of $2.00 per share, for gross proceeds of $2,792,214 and issuance costs of 206,299, including the issuance of shares to settle certain invoices $110,690.

On December 30, 2023, the Company completed the second closing of thre Regulation A+ financing, and issued 625,617 shares at a price $2.00 per share for gross proceeds of $1,251,234 and issuance cost of $62,157.

Since the Company has not commenced revenue generating operations, we may require additional capital for the development of its business operations and commercialization of the products it is currently developing or may develop in the future. The Company may not have adequate capital to fund our business and may need substantial additional funding to continue operations. The Company may not be able to raise capital when needed, if at all, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts and could cause its business to fail."

As of December 31, 2023, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $8.7 million as of December 31, 2023.

The Company is a development stage company and does not earn any revenues. Accordingly, it is dependent on the external sources of capital as its sole source of operating working capital. The continuation of research and development activities is dependent upon its ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at December 31, 2023, we had a cash balance of $892,124, compared to $1,284,424 at June 30, 2023 and working capital deficit was $367,726 at December 31, 2023, compared to working capital deficit of $52,407 at June 30, 2023.

As we continue to develop and have not begun generating revenue from the sale of our products and services, we have experienced net losses and negative cash flows from operating activities since incorporation, and we expect such losses and negative cash flows to continue in the foreseeable future. As at December 31, 2022, the Company had negative working capital of $367,726 and a cumulative loss since inception of $8,690,211. As a result, our continuance as a going concern is dependent upon our ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of our products and services. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should we be unable to continue operations and such adjustments could be material

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These condensed interim financial statements of the Company for the six months ended December 31, 2023 and 2022 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at December 31, 2023, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our condensed interim consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended June 30, 2023.

Subsequent events

Subsequent to December 31, 2023, the Company repurchased 2,490,587 shares for $2.49. The shares were returned to treasury and cancelled.

Trend Information

We are currently developing the Naqi Earbuds and Naqi Framework and have not commenced revenue-generating operations. Accordingly, we are unable to identify any significant recent trends in production, sales and inventory, costs, and selling prices, and, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our future net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Our financial success will be dependent upon our ability to continue the research and development of the Naqi Earbuds and the Naqi Framework, which ability is, in turn, dependent on our liquidity and capital resources that will be available to fund such development and continuous research. Our liquidity and capital resources may vary substantially from period to period depending on a number of factors, including, without limitation, the number of research and development programs being undertaken at any one time, the stage of the development programs, and the availability of funding.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Naqi Logix Inc.

Condensed Interim Financial Statements

For the six-month periods ended December 31, 2023, and 2022

(Unaudited)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of Naqi Logix Inc. for the six months ended December 31, 2023, have been prepared by and are the responsibility of the Company's management.  In the opinion of management, all adjustments necessary have been reflected accordingly.

The auditor of Naqi Logix Inc. has not performed a review of the unaudited condensed interim statements of loss and comprehensive loss for the six-month period ended December 31, 2023.

Naqi Logix Inc. Condensed Interim Statements of Financial Position (Expressed in US dollars)

		December 31, 2023	June 30, 2023
		Unaudited	Audited
	Notes	$	$
ASSETS
Current assets
Cash		892,124	1,284,424
Restricted Cash	3	25,257	25,008
Prepaid expenses		23,439	13,827
Other receivables		35,185	115,449
Total current assets		976,005	1,438,708
Intangible assets	4	607,957	625,494
Total assets		1,583,962	2,064,202

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities	5 & 9	1,343,731	1,392,503
Shareholder demand promissory note	6	-	98,612
Total liabilities		1,343,731	1,491,115

Shareholders' (deficiency)/equity
Share capital	8	8,097,475	6,908,398
Common share reserve		832,967	720,385
Subscriptions received in advance		-	146,000
Accumulated deficit		(8,690,211)	(7,201,696)
Total shareholders' (deficiency)/equity		240,231	573,087

Total liabilities and shareholders' (deficiency)/equity		1,583,962	2,064,202

Nature of operations and going concern - Note 1

Subsequent events - Note 12

APPROVED BY THE BOARD OF DIRECTORS

"Mark Godsy"	Director	"Gary Roshak"	Director

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Condensed Interim Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in US dollars)

		For the six-months ended December 31
		2023	2022
	Notes	$	$

Expenses
Consulting fees and salaries		558,979	417,643
Research and development expenses	11	443,551	330,318
Office and other		94,680	44,013
Share-based compensation	8	112,582	127,401
Professional fees		200,813	20,611
Marketing and communications		63,617	20,128
Amortization and depreciation	4	17,537	5,456
Total expenses		1,491,759	965,570

Loss before other items		1,491,759	965,570

Loss on fair value of convertible debt	7	-	38,346
Interest and bank charges		1,699	865
Interest on convertible debt	7	-	38,638
Foreign exchange gain/loss		(4,943)	(2,731)
Net loss and comprehensive loss for the period		1,488,515	1,040,688

Basic and diluted loss per share		0.03	0.02

Weighted average number of common shares outstanding, basic and diluted		50,664,524	48,473,874

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Condensed Interim Statements of Cash Flows (Unaudited) (Expressed in US dollars)

	For the six-months ended, December 31,
	2023	2022
	$	$
Cash flows used in operating activities
Loss for the period	(1,488,515)	(1,040,689)
Items not affecting cash:
Amortization of intangible assets	17,537	5,456
Share-based payment	112,582	138,951
Loss on fair value of convertible debentures	-	38,346
Accrued interest on convertible debentures	-	38,693
	(1,358,396)	(819,243)
Changes in non-cash working capital items:
Restricted cash, receivables, prepaids	70,403	52,347
Accounts payable and accrued liabilities	(48,772)	196,111
	(1,336,765)	(570,785)

Cash flows provided by financing activities
Proceed from subscriptions received in advance	1,105,234	360,542
Share issuance costs	(62,157)	(10,004)
Convertible debt issued	-	290,000
Repayment of promissory note	(98,612)	-
	944,465	640,538

Net change in cash and cash equivalents for the period	(392,300)	69,753
Cash and cash equivalents, beginning of period	1,284,424	64,748
Cash and cash equivalents, end of period	892,124	134,501

Breakdown of cash and cash equivalents and restricted cash
Cash and cash equivalents	892,124	134,501
Restricted cash	25,257	25,000
	917,381	159,501

Non-cash transactions:
Loss on fair value of convertible debentures	-	38,346
Accrued interest on convertible debentures	-	38,693
	-	215,990

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Condensed Interim Statements of Changes in Equity (Expressed in US dollars)

	Number of shares issued	Share capital	Subscriptions Received	Common Share Reserve	Accumulated deficit	Total
	#	$	$	$	$	$
Balance at June 30, 2022	48,473,874	1,970,417	-	520,653	(3,946,749)	(1,455,679)
Shares to be issued to founders & giftees	-	-	-	-	-	-
Shares issued as finders fees for convertible debentures	7,218	11,534	-	-	-	11,534
Subscriptions received	-	-	360,541	-	-	360,541
Share issuance costs relating to subscriptions received	-	-	(10,003)	-	-	(10,003)
Share-based compensation	-	-	-	127,417	-	127,400
Net and comprehensive loss for the period	-	-	-	-	(1,040,688)	(1,040,688)
Balance at December 31, 2022	48,481,092	1,981,951	350,538	648,070	(4,987,437)	(2,006,878)
Shares issued in private placement	1,451,452	2,902,921	-	-	-	2,902,904
Share issuance costs related to private placements	-	(206,299)	-	-	-	(209,299)
Shares issued on conversion of debt	728,579	2,229,825	-	-	-	2,229,825
Subscriptions	-	-	(204,538)	-	-	(204,538)
Share-based compensation	-	-	-	72,315	-	72,315
Net and comprehensive loss for the period					(2,214,259)	(2,214,259)
Balance at June 30, 2023	50,661,123	6,908,398	146,000	720,385	(7,201,696)	573,087
Shares issued in private placement	625,617	1,251,234	(146,000)	-	-	1,105,234
Share issuance costs related to private placements	-	(62,157)	-	-	-	-
Share-based compensation	-	-	-	112,582	-	112,582
Net loss and comprehensive loss	-	-	-	-	(1,488,515)	(1,488,515)
Balance at December 31, 2023	51,286,740	8,097,475	-	832,967	(8,690,211)	240,231

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

1. Nature of operations and going concern

Naqi Logix Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company's principal activities include developing revolutionary technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input.  Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These condensed interim financial statements of the Company for the six months ended December 31, 2023, and 2022 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business. The condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

As at December 31, 2023, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's corporate office is located at 200 Granville St. #2820 c/o Fehr & Associates, Vancouver, BC V6C 1S4, Canada.

2. Basis of preparation

Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These should be read in conjunction with the Company's last audited annual financial statements as at and for the year ended June 30, 2023 ("last annual financial statements"). The accounting policies applied by the Company in these condensed interim financial statements are the same as those applied in the last annual financial statements.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

2. Basis of preparation (continued)

Statement of compliance (continued)

These condensed interim financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company's financial position and performance since the last annual financial statements.  The Board of Directors approved the financial statements for issue on March 28, 2024.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company.

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's financial statements are as follows:

Going concern

In preparing these financial statements on a going concern basis, as is disclosed in Note 1 of these financial statements, Management's critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months from reporting date.

Estimated useful lives of intangible assets

The estimated useful lives of intangible assets are based on management's intentions, historical experience, internal plans and other factors as determined by management. The useful lives are reviewed on an annual basis and any revisions to the useful lives are accounted for prospectively.

3.   Restricted Cash

The Company has a redeemable Guaranteed Investment Certificate (GIC) in the amount of $25,000 as collateral for the corporate credit card.

4.   Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost
Balance, June 30, 2022	455,049	218,251	673,300
Additions	-	-	-
Balance, June 30, 2023	455,049	218,251	673,300
Additions	-	-	-
Balance, December 31, 2023	455,049	218,251	673,300

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

4.   Intangible assets (continued)

Accumulated amortization
Balance, June 30, 2022	-	12,731	12,731
Amortization	24,162	10,913	35,075
Balance, June 30, 2023	24,162	23,644	47,806
Amortization	12,081	5,456	17,537
Balance, December 31, 2023	36,243	29,100	65,343

Carrying amount
At June 30, 2023	430,887	194,607	625,494
At December 31, 2023	418,806	189,151	607,957

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an arms-length asset purchase agreement (the "APA") to purchase the patents, vendor technology, vendor intellectual property and know-how (the "Purchase Assets") from Naqi Logics LLC ("LLC") (the "Naqi Technology").  Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash.

Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the "LLC Royalty Agreement"). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter.  Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000.  As at December 31, 2023, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management's estimate of its fair value of $nil on the acquisition date.  Management has also estimated the fair value of the LLC Royalty liability at $nil at December 31, 2023 and June 30, 2023.

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the "University Royalty Agreement"). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000.  Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely.  Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021, and as at December 31, 2023, and June 30, 2023.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the "TPA") with an unrelated party to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

5.  Accounts payable and accrued liabilities

	December 31, 2023	June 30, 2023
Accounts payable	1,049,251	1,150,165
Accrued liabilities	294,480	242,338
Balance	1,343,731	1,392,503

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

6.  Shareholder promissory note

On June 1, 2022, the Company received a loan of $98,612 (C$125,000) from a shareholder under a demand promissory note. The note is non-interest bearing, unsecured, and due on demand. The note was paid on August 2, 2023, and as of December 31, 2023, the balance is $nil.

7. Convertible debentures

The Company issued $338,000 in convertible debentures in December 2021, $265,000 in February 2022, $40,000 in March 2022, $127,050 in June 2022 and $290,000 in August 2022.

The convertible debentures bear interest at 8% per annum and are due and payable two years from the date issued ("Maturity Date").

The loans were convertible upon completion of a Qualified Financing. In the event the Company consummates an equity financing of an aggregate consideration amount more than $1 million, all outstanding principal and interest on issued convertible debentures shall automatically convert into 1 common share and 1 warrant as obtained by dividing the outstanding principal and interest by the Conversion Price (price per share multiplied by the discount rate). Any issued warrants will be subject to accelerated expiration if for a period of thirty days they trade at or above the warrant exercise price or the common shares trade at a 75% premium to the warrant exercise price.

Upon the completion of a qualified financing of an aggregated consideration of more than $1 million the notes and related interest were converted into 728,579 shares and 728,579 warrants (note 9)

The convertible debentures were fair valued on the conversion date of June 30, 2023, based on 100% probability as follows: shares were fair valued at $1,452,872 using the estimated market value of shares at the time of conversion and the warrants were valued at $776,953 using the Black-Scholes Option Pricing Model with the following assumptions: volatility of 107%, interest rate of 4.58%, expected life of 2 years and dividend yield of nil.

The following table summarizes the change total fair value of the convertible debentures:

$
Opening Balance (including accrued interest), June 30, 2022	1,039,104
Cash received on issuance of convertible debentures	290,000
Interest accrued for the six months ended December 31, 2023	93,200
Fair value adjustment	807,521
Conversion to shares (note 9)	(2,229,825)
Balance June 30, 2023 and December 31, 2023	-

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

8. +Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares issued and outstanding: 51,286,740.

During the six months period ended December 31, 2023, the Company:

a) Issued 625,617 shares at a price $2.00 per share for total proceeds of $1,251,234 related to a Regulation A financing. The total cost of issuance was $62,157.

During the year ended June 30, 2023, the Company:

a) Issued 7,218 common shares as a finder's fee of $11,551 related to the issuance of a portion of the convertible loan;

b) Issued 728,579 units on conversion of convertible notes at a conversion price of $1.60. Each unit comprised of one share and one share purchase warrant exercisable at $2.40 for a period of two years from the date of issuance. The fair value of the units was $2,229,825 (note 7). The shares were fair valued at $1,452,872 and the warrants were valued at $776,953 using the Black‐Sholes Pricing Model with the following assumptions: volatility of 107%, interest rate of 4.58%, expected life of 2 years and dividend yield of nil;

c) Issued 1,451,452 shares at a price of $2.00 per share for total proceeds of $2,792,214 and debt for shares settlement of $110,690 related to a Regulation A financing. The total cost of issuance was $206,299; and

d) Received $146,000 related to the Regulation A financing.

During the period from inception on August 4, 2020, to June 30, 2021, the company issued a total of 40,000,000 founders and giftees shares as follows:

a) 25,637,530 common shares to founders for proceeds of $26 and 3,950,274 common shares to giftees for proceeds of $4. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders on an agreed timeline if the current CEO remains as a service provider to the Company.  These shares are subject to release on the basis that 16.67% vest 6 months after issuance. The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance;

b) Issued 10,412,196 founders common shares to the shareholders of LLC for proceeds of $10. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders if those shareholders continue as service providers to the Company.  In the event there is a change in control of the Company, all these common shares are released.  16.67% of the common shares issued to these shareholders vest 6 months after their issuance.  The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance.

The 40,000,000 founders and giftee common shares were issued as described above in (a) and (b) are considered unreleased from escrow subject to vesting under the terms as summarized. As at December 31, 2023, 37,147,159 common shares were released from escrow and the remaining 2,852,841.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

8. +Share capital (continued)

c)  Stock options

The Company has an incentive share option plan (the "Plan").  Under the Plan a total of 9,694,775 of the Company's outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

A summary of the Company's share option activity since inception and outstanding on December 31, 2023, is as follows:

	Share options	Weighted average exercise price ($)
Balance, June 30, 2022	3,372,222	1.60
Forfeited	(202,778)	1.60
Cancelled	(69,444)	1.60
Balance, June 30, 2023	3,100,000	1.60
Granted	1,000,000	1.84
Expired	(150,000)	1.60
Balance, December 31, 2023	3,950,000	1.65

The total number of options exercisable is 3,143,048.

The fair value of stock options granted during the six months ended December 31, 2023, was estimated using a Black-Scholes option pricing model with the following inputs:

	December 31, 2023	June 30, 2023
Risk-free interest rate (average)	3.24%	N/A
Estimated volatility (average)	137%	N/A
Expected life (average)	10 Years	N/A
Fair value of shares (average)	$1.95	N/A
Forfeiture rate (average)	0%	N/A
Dividend rate (average)	0%	N/A

During the six-months ended December 31, 2023, $112,582 (2022 - $127,401) was recorded to share-based compensation expense resulting from amortization of the prior year's options.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

9. Related party transactions

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company entered into the following related party transactions during the three and six-month periods ended December 31, 2023, and 2022:

(i) Transactions with Key Management Personnel:

The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, CFO, COO and CIO:

	Six months ended December 31,
	2023	2022
	$	$
Consulting fees to key management personnel	209,489	150,000
Share-based compensation	7,872	31,486
	217,361	181,486

(ii) Transactions with Directors:

The following amounts were incurred with respect to non-executive directors of the Company:

	Six months ended December 31,
	2023	2022
	$	$
Share-based compensation	-	20,533
	-	20,533

As at December 31, 2023, $359,987 (2022 - $195,450) was payable to directors, officers or their related companies, and was included in accounts payable and accrued liabilities.

Key management includes directors and executive officers of the Company. During the six-months ended December 31, 2023, no compensation other than that disclosed above was paid or payable for key management services.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

10. Financial instruments

Classification of financial instruments

The Company's financial instruments consist of cash, restricted cash, accounts payable and accrued liabilities. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost. The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Discussions of risks associated with financial assets and liabilities are detailed below:

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a cash loss is limited as the Company's liabilities are either non-interest bearing or have fixed interest rates. The Company considers this risk to be low.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be low as cash is held through large Canadian financial institutions.

c) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has a working capital deficit of $367,726 as at December 31, 2023. Liquidity risk is assessed as high.

11. Grants

During the six months ended December 31, 2023 the Company prequalified for a CAD$1.1 million grant by Innovative Solutions Canada (ISC). Through this ISC contract, the Company will receive up to CAD $1.1 million to test and validate its neural earbuds and support early development for commercialization. ISC has matched the Company with Shared Services Canada (SSC) to evaluate the technology's compatibility with federal government IT services, including accessibility features for employees. As at December 31, 2023 the Company has received Can$384,987 (US$285,175). This amount has been recorded as a reduction of the research and development expenses.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2023, and 2022 (Expressed in US dollars)

12. Subsequent events

Subsequent to December 31, 2023, the Company repurchased 2,490,587 shares for $2.49. The shares were returned to treasury and cancelled.

Item 4.  Exhibits

Index to Exhibits

Exhibit No.	Description

Exhibit 2.1*	Certificate of Incorporation of Naqi Logix Inc (incorporated by reference to Exhibit 2.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.2*	Certificate of Change of Name (incorporated by reference to Exhibit 2.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.3*	Bylaws of Naqi Logix Inc (incorporated by reference to Exhibit 2.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.1*	Form of Shareholder Rights Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.2*	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.3*	Form of Voting Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 4.1*	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company's Form 1-A/A (File No. 024-11841) filed on July 1, 2022).

Exhibit 5.1*	Form of Voting Trust Agreement (incorporated by reference to Exhibit 5.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.1*	Broker-dealer Agreement dated January 17, 2022 between Naqi Logix Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.2**+	Contract dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada.

Exhibit 6.3**+	Amendment No. 1 dated November 1, 2024 to Contract originally dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada.

Exhibit 10.1**	Power of Attorney (included on signature page hereto).

 * Filed previously.

** Filed herewith.

+ Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on March 28, 2024.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Semi-Annual Report on Form 1-SA has been signed below by the following persons on behalf of Naqi Logix Inc. and in the capacities and on the dates indicated.

By: /s/ Mark Godsy	March 28, 2024
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Xavier Wenzel	March 28, 2024
Name: Xavier Wenzel
Title: Chief Financial Officer

By: /s/ John Occhipinti	March 28, 2024
Name: John Occhipinti
Title: Director

By: /s/ Gary Roshak	March 28, 2024
Name: Gary Roshak
Title: Director

By: /s/ Sam Sullivan	March 28, 2024
Name: Sam Sullivan
Title: Director